Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

Via EDGAR and Federal Express

August 29, 2013

United Stated Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20459

Attn: Mara L. Ransom, Assistant Director

Re:	Inergy Midstream, L.P.

Amendment No. 2 to Registration Statement on Form S-4

Filed August 9, 2013

File No. 333-188930

Crestwood Midstream Partners LP

Schedule 13E-3 and amendments 1, 2 and 3 thereto

Filed August 9, 2013

File No. 005-83088

Dear Ms. Ransom:

Set forth below are the responses of Inergy Midstream, L.P., a Delaware limited partnership (“NRGM,” “we” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2013 and pursuant to a teleconference with the Staff on August 23, 2013, with respect to Amendment No. 2 to NRGM’s Registration Statement (the “Registration Statement”) on Form S-4, File No. 333-188930, filed with the Commission on August 8, 2013 (“Amendment No. 2”) and to the related Schedule 13E-3, File No. 005-83088, filed with the Commission on August 8, 2013 (the “Schedule 13E-3).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) and Amendment No. 4 to the Schedule 13E-3. For your convenience, we will hand deliver three full copies of each amendment, and three copies of Amendment No. 3 that are marked to show all changes since the filing of Amendment No. 2 and three copies of this letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

General

Securities and Exchange Commission

August 29, 2013

1.	We note your disclosure that affiliates of First Reserve, presumably First Reserve GP XI, Inc. and/or persons controlling that entity, own and are “controlling members” of the ultimate sole member of Crestwood Holdings and that First Reserve appears to have been actively engaged in structuring and facilitating the going private transaction early in the process. Please advise us why you do not need to include them as filing person(s) on Schedule 13E-3, or even as persons specified in Instruction C to Schedule 13E-3.

Please note that if affiliates of First Reserve are added as filing persons, they would be required to comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Each new filing person must include a statement as to whether such person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching that conclusion. See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 34-17719 (Apr. 19, 1981).

Response:

We acknowledge the Staff’s comment, and have added First Reserve Fund XI, L.P. as a filing person on the Schedule 13E-3. The information required by Instruction C with respect to First Reserve Fund XI, L.P. (and the other filing persons) is included in Annex H. We have also included additional disclosure in Annex H to disclose that the persons ultimately controlling First Reserve Fund XI, LP were not actively engaged in the going private transaction.

2.	Please ensure that you have complied with Instruction C to Schedule 13E-3. In this regard, please tell us how you have complied with Item 8 of Schedule 13E-3.

Response:

We acknowledge the Staff’s comment, and have revised the disclosure on page Annex H. In particular, additional disclosure was added to state that none of the persons listed on Annex H own any units of Crestwood other than as described under “Crestwood Unit Ownership Information.”

3.	Please provide the disclosures required by Items 1014(d) and (e) of Regulation M-A.

Response:

We acknowledge the Staff’s comment, and have provided the disclosures required by Items 1014(d) and (e) of Regulation M-A on pages 38 and 44, respectively.

Registration Statement on Form S-4

Organizational Chart, page 14

4.	Please advise why the chart on page 15 does not appear to conform to the page marked “Resulting Structure” in the organizational charts provided to the staff as supplemental information.

Securities and Exchange Commission

August 29, 2013

Response:

We acknowledge the Staff’s comment, and respectfully note that the organizational charts provided to the Staff as supplemental information on June 12, 2013 were intended for internal purposes and were an overly simplified depiction of the post-transaction structure. The organizational chart on page 15 of Amendment No. 2 reflects an accurate depiction of the combined organization upon closing of the merger (assuming that Crestwood Holdings does not exercise its rights under the Follow-On Contribution Agreement). We note that we have supplemented the organizational chart on page 15 of Amendment No. 3 with additional footnote disclosure that is intended to clarify the post-combination structure.

Background of the Merger, page 34

5.	Disclosure on pages 34, 35 and 38 indicates that potential alternative transactions, and structural alternatives for the current transaction, were considered by the filing persons. Please briefly describe these alternatives. See Item 1013(b) of Regulation M-A.

Response:

We acknowledge the Staff’s comment, and have described the potential alternative transactions and structural alternatives to the current transaction in greater detail on pages 34, 35 and 38.

Recommendations of the Crestwood Board of Directors and the Crestwood Conflicts Committee…, page 43

6.	We note the first bullet point in this section. Please disclose how the Crestwood board of directors and the Crestwood Conflicts Committee considered historical trading prices.

Response:

We acknowledge the Staff’s comment, and have disclosed how the Crestwood board of directors and the Crestwood Conflicts Committee considered historical trading prices on page 44.

Opinion of Evercore, Financial Advisor to the Crestwood Conflicts Committee, page 48

7.	Please disclose the method of selection of Evercore. In other words, disclose the process by which this advisor was retained. See Item 1015(b)(3) of Regulation M-A.

Response:

Securities and Exchange Commission

August 29, 2013

We acknowledge the Staff’s comment, and have disclosed the method of selection of Evercore on page 59.

8.	Please briefly summarize the valuation results appearing in all prior presentations by Evercore.

Response:

We acknowledge the Staff’s comment, and have briefly summarized the valuation results appearing in all prior presentations by Evercore on pages 56, 57 and 58.

9.	Please ensure that the summaries of the valuation results you present here are consistent with those you have filed as exhibits. As an example only, you disclose here that the discounted cash flow analysis based on the implied present value of Crestwood’s projected cash flows indicated a value of $26.61 to $40.55 per Crestwood common unit, however, page 47 of Exhibit (c)(10) reflects a value of $26.72 to $40.72. Please revise or advise.

Response:

We respectfully advise the Staff that Exhibit (c)(10) was a preliminary version of the final Evercore presentation The final Evercore presentation was filed with the Schedule 13E-3 as Exhibit (c)(9), and the indicated range of $26.61 to $40.55 is consistent with page 47 of Exhibit (c)(9). We have revised the disclosure on page 51 to indicate that Evercore’s final presentation was filed as Exhibit (c)(9) and we have revised the exhibit index to the Schedule 13E-3 to indicate that Exhibit (c)(9) was Evercore’s final presentation.

Analysis of Crestwood, page 51

10.	Please disclose the selected range of values of the Inergy Midstream common units to be received as part of the Consideration used by Evercore, as noted in the second paragraph of this section.

Response:

We acknowledge the Staff’s comment, and have disclosed the selected range of values of the NRGM common units to be received as part of the Consideration used by Evercore on pages 51 and 52.

Presentation of Citi, Financial Advisor to Crestwood and Crestwood Holdings, page 57

11.	Please disclose the method of selection of Citi. In other words, disclose the process by which this advisor was retained. See Item 1015(b)(3) of Regulation M-A.

Response:

Securities and Exchange Commission

August 29, 2013

We acknowledge the Staff’s comment, and have disclosed the method of selection of Citi on page 64.

Position of Crestwood Holdings as to the Fairness of the Merger, page 62

12.	Please state whether Crestwood Holdings reasonably believes that the transaction is “fair” rather than “favorable.”

Response:

We acknowledge the Staff’s comment, and have stated on page 64 that Crestwood Holdings reasonably believes that the transaction is substantively and procedurally “fair” to the Crestwood unaffiliated unitholders.

Unaudited Financial Projections of Crestwood, page 62

13.	The projections presented here do not appear to be as expansive or detailed as those that appear in the exhibits to the Schedule 13E-3. See, for example, the projections presented at pages 38-45 of Exhibit (c)(10). Please revise your disclosure to provide all projections materially related to transaction, included preliminary and updated projections, regardless of whether the projections were provided to any party or any party’s financial advisor. This comment also applies to similar disclosure appearing on page 110.

Response:

We acknowledge the Staff’s comment, and as discussed with the staff, we and have revised our disclosure to provide all projections prepared by management which materially relate to the transaction on pages 65-67; 114-119; Annex I and Annex J.

14.	We note the last sentence of this paragraph. Please advise how the projections could be other than material, given that they form the basis for important elements of the fairness opinion. Alternatively, you may revise your disclosure. This comment also applies to similar disclosure appearing on page 110.

Response:

We acknowledge the Staff’s comment, and have revised our disclosure to remove any indication that the projections could be anything other than material on pages 66 and 120.

15.	You caution readers of readers of the proxy statement/prospectus not to place reliance on the prospective financial information. It is inappropriate to include unreliable disclosure in your prospectus. Please revise. This comment also applies to similar disclosure appearing on page 110.

Securities and Exchange Commission

August 29, 2013

Response:

We acknowledge the Staff’s comment, and have revised our disclosure to remove the cautionary statements relating to the prospective financial information on pages 65 and 114.

Annex G

16.	We note your statement in the last paragraph of page G-5 that the opinion is being rendered “solely for the use and benefit of the Conflicts Committee.” Please delete disclosure that suggests readers are not entitled to rely on this opinion. In the alternative, please disclose the basis for SunTrust Robinson Humphrey’s belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law. Please describe any applicable state-law authority regarding the availability of a potential defense. In the absence of applicable state-law authority, disclose that the availability of a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of a state-law defense to SunTrust Robinson Humphrey would have no effect on the rights and responsibilities of either it or the board of directors under federal securities law. Finally, we note that disclosure in the summaries of the Citi, Jefferies, and SunTrust Robinson Humphrey reports presents the same issue.

Response:

We acknowledge the Staff’s comment, and have revised our disclosure to delete disclosure that suggests readers are not entitled to rely on the opinion of SunTrust Robinson Humphrey or the summary disclosure of SunTrust Robinson Humphrey, Citi or Jefferies on pages 60, 90, 104 and G-5.

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Securities and Exchange Commission

August 29, 2013

In responding to the foregoing Staff comments, NRGM acknowledges that:

•	NRGM is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NRGM may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

INERGY MIDSTREAM, L.P.

By: NRGM GP, LLC, its general partner

By:	/s/ Michael J Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	Laura L. Ozenberger, Inergy Midstream, L.P.

Gillian A. Hobson, Vinson & Elkins L.L.P.

Kelly J. Jameson, Crestwood Midstream Partners LP

William E. Curbow, Simpson Thacher & Bartlett LLP